

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2020

David Bilger
Executive Vice President
Genesis Park Acquisition Corp.
2000 Edwards Street, Suite B
Houston, TX 77007

> **Re: Genesis Park Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed September 25, 2020**
> **File No. 333-249066**

Dear Mr. Bilger:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed September 25, 2020

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, page II-4

1. We note that the consent refers to the audit report dated August 5, 2020 which is inconsistent with the September 25, 2020 date of the audit report on page F-2. Please revise to correct this discrepancy.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

David Bilger
Genesis Park Acquisition Corp.
October 2, 2020
Page 2

        You may contact Jorge Bonilla at (202) 551-3414 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or Pam Long at (202) 551-3765 with any other questions.

                                     Sincerely,

                                       Division of Corporation Finance
                                       Office of Real Estate & Construction

cc: Angela Olivarez